Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the year ended December 31,				Period from Inception (January 5, 2000) to December 31, 2000
	2004	2003	2002	2001
Net Loss	$(39,941)	$(85,265)	$(25,077)	$(11,359)	$(3,733)
Add: Fixed Charges	1,022	1,372	858	392	20

Earnings as defined	$(38,919)	$(83,893)	$(24,219)	$(10,967)	$(3,713)

Fixed Charges:
Interest Expense	$362	$492	$558	$351	$—
Estimated interest component of rent expenses	660	880	300	41	20

Total fixed charges	$1,022	$1,372	$858	$392	$20

Ratio of earnings to fixed charges (1)	—	—	—	—	—

(1)	Earnings, as defined, were insufficient to cover fixed charges by $39.9 million, $85.3 million, $25.1 million, $11.4 million and $3.7 million for the years ended December 31, 2004, 2003, 2002, 2001 and for the period from inception (January 5, 2000) to December 31, 2000, respectively.